Exhibit 99.2

Directors’ Report on the State of the Company’s Affairs for the nine-month and three-month periods ended September 30, 2012

The information contained in these directors' report constitutes a translation of the directors' report published by the Company.  The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect.  This translation was prepared for convenience purposes only

Directors' Report on the state of the corporation's affairs for the period ended September 30, 2012

We respectfully present the Directors' Report on the state of affairs of Bezeq – The Israel Telecommunication Corp. Limited ("the Company") and the consolidated Group companies (the Company and the consolidated companies together are hereinafter referred to as “the Group"), for the nine-month period ended September 30, 2012 and for the three-month period then ended ("Quarter").

The Directors' Report contains a condensed review of its subject-matter, and it assumes that the Directors' Report at December 31, 2011 is also available to the reader.

The Group reports on four main segments of operation in its financial statements:

1)	Domestic fixed-line communications

2)	Cellular communications

3)	International communications, internet and NEP services

4)	Multi-channel television

It shall be noted, that in addition, the Company has an "Others" segment in its financial statements, which consists mainly of Internet services and the operation of Internet portals (through Walla), and customer center services (through Bezeq On Line). The “Others” segment is not material at the Group level.

Profit for the period attributed to the owners of the Company amounted to NIS 1,339 million, compared to NIS 1,542 million in the corresponding period last year, a decrease of approximately 13.2%.
The Group's EBITDA (operating profit before depreciation and amortization) decreased from NIS 3,584 million in the corresponding period to NIS 3,338 in the reporting period, a decrease of approximately 6.9%.

Profit for the Quarter attributed to the owners of the Company amounted to NIS 342 million, compared to NIS 550 million in the corresponding quarter, a decrease of 37.8%.
The Group's EBITDA decreased from NIS 1,301 million in the corresponding quarter to NIS 1,026 million in the Quarter, a decrease of approximately 21.1%.

The results of the reporting period and the Quarter compared to the corresponding period and quarter, were impacted mainly by intensification of competition in the communications market, primarily in the Cellular segment, which led to a decline in revenue which was moderated by a decrease in operating and general expenses. In addition, expenses for early retirement recorded in the first quarter of 2011 in the Domestic Fixed-Line Communications segment also affected the results of the reporting period compared with the corresponding period.

Directors' Report on the state of the corporation's affairs for the period ended September 30, 2012

1.	Remarks of the Board of Directors on the state of the corporation's affairs, the results of its operations, its equity, cash flows and other subjects

1.1	Financial position

1.1.1	Assets

The Group's assets at September 30, 2012 amount to NIS 16.22 billion, compared with NIS 18.49 billion on September 30, 2011, of which NIS 6.12 billion (38%) of fixed assets compared with NIS 5.96 billion (32%) on September 30, 2011.

The decrease in the Group's assets stems primarily from the Domestic Fixed-Line Communications segment, as described below.

In the Domestic Fixed-Line Communications segment, there was a decrease of NIS 2.06 billion in total assets, without dividend payable, loans, and investment in associates, compared to September 30, 2011. The decrease stemmed mainly from a decrease in cash and cash equivalent balances and in investments in current financial assets, which at September 30, 2011 included receipts in respect of an issue of debentures in the corresponding quarter.

In the Cellular segment, assets decreased from NIS 5.4 billion on September 30, 2011 to NIS 5.09 billion at September 30, 2012. The decrease stemmed mainly from a decrease in the long-term customer balance due to a decrease in revenue from sales of terminal equipment and from the deduction of transactions in instalments paid by credit card. Furthermore, a decrease in the balances of property, plant and equipment, intangible assets and inventory was partly offset by an increase in balances of cash and cash equivalents.

In the International Communications, Internet and NEP services segment, total assets increased by NIS 176 million. Most of the increase occurred in property, plant and equipment balances following investment in laying the sea-bed cable and in cash balances and financial assets held for trade.

In the Multi-Channel Television segment, total assets increased by NIS 113 million, which stemmed mainly from a rise in balances of property, plant and equipment deriving mainly from an increase in decoder balances and a rise in balances of broadcasting rights, mainly as a result of an increase in the original productions balance.

1.1.2	Liabilities

The Group's debt to financial institutions and debentures-holders at September 30, 2012 amounted to NIS 8.94 billion, compared to NIS 9.61 billion on September 30, 2011.1 The decrease in debt stems from repayment of debentures and loans in the Domestic Fixed-Line Communications segment and in the Cellular segment.

1
The Group's debt to financial institutions and debenture holders, net of cash and cash equivalents and current investments at September 30, 2012, amounts to NIS 7,19 billion, compared to NIS 5.99 billion on September 30, 2011.

Directors' Report on the state of the corporation's affairs for the period ended September 30, 2012

1.2	Results of operations

1.2.1	Principal results

Below is condensed data from the consolidated statements of income.

	For the nine-month period ended September 30				For the three-month period ended September 30
	2012	2011	Increase	Change	2012	2011	Increase	Change
	NIS millions	NIS millions	(Decrease)%		NIS millions	NIS millions	(Decrease)%
Revenue	7,829	8,723	(894)	(10)%	2,494	2,917	(423)	(15)%
Operating expenses	5,566	6,179	(613)	(10)%	1,827	1,973	(146)	(7)%
Operating profit	2,263	2,544	(281)	(11)%	667	944	(277)	(29)%
Finance expenses, net	88	168	(80)	(48)%	55	86	(31)	(36)%
Profit after finance expenses, net	2,175	2,376	(201)	(8)%	612	858	(246)	(29)%
Share in losses of associates	233	203	30	15%	92	66	26	39%
Profit before income tax	1,942	2,173	(231)	(11)%	520	792	(272)	(34)%
Income tax	597	633	(36)	(6)%	178	243	(65)	(27)%
Profit for the period	1,345	1,540	(195)	(13)%	342	549	(207)	(38)%

Attributed to:
Company owners	1,339	1,542	(203)	(13)%	342	550	(208)	(38)%
Non-controlling interest	6	(2)	8	-	-	(1)	1	(100)%
Profit for the period	1,354	1,540	(195)	(13)%	342	549	(207)	(38)%

Earnings per share
Base and diluted earnings per share (NIS)	0.49	0.57	(0.08)	(14)%	0.13	0.20	(0.07)	(35)%

Directors' Report on the state of the corporation's affairs for the period ended September 30, 2012

The Group's revenue in the period amounted to NIS 7,829 million, compared to NIS 8,723 million in the corresponding period, a decrease of 10.3%.

The Group's income in the Quarter amounted to NIS 2,494 million, compared to NIS 2,917 million in the corresponding quarter, a decrease of 14.5%.

The decrease in the Group's revenue stemmed mainly from the Cellular segment, due to more intense competition which led to a decrease in revenues from sales of terminal equipment and from services, as described below.

The Group's depreciation and amortization expenses in the period amounted to NIS 1,075 million, compared to NIS 1,040 million in the corresponding period, an increase of 3.4%.
Depreciation and amortization expenses in the Quarter amounted to NIS 359 million compared with NIS 357 million in the corresponding quarter, an increase of 0.6%.The increase stems from the Domestic Fixed-Line Communications segment and the International communications, Internet and NEP services segment, as described below.

The salary expense of the Group in the period amounted to NIS 1,527 million, compared with NIS 1,612 million in the corresponding period, a decrease of 5.3%.

The salary expense in the Quarter amounted to NIS 511 million compared with NIS 540 million in the corresponding quarter, a decrease of 5.4%.

The decrease in the salary expense stems mainly from the Domestic Fixed-Line Communications segment and the Cellular segment, as described below.

Operating and general expenses of the Group in the period amounted to NIS 2,976 million, compared with NIS 3,445 million in the corresponding period, a decrease of 13.6%.

Operating and general expenses in the Quarter amounted to NIS 963 million compared with NIS 1,182 million in the corresponding quarter, a decrease of 18.5%.

The decrease in operating and general expenses stemmed from the Cellular segment, mainly due to the decrease in cost of selling terminal equipment.

Other operating income, net, of the Group in the period amounted to NIS 12 million, compared to expenses of NIS 82 million in the corresponding period.

Other operating income, net, in the Quarter amounted to NIS 6 million, compared to NIS 106 million in the corresponding quarter.

The expense in the corresponding period stemmed from recording a provision of NIS 281.5 million in the first quarter of 2011, for severance in early retirement in the Domestic Fixed-Line Communications segment. Additional details are provided below.

The net finance expenses of the Group in the period amounted to NIS 88 million, compared to NIS 168 million in the corresponding period, a decrease of 47.6%.

Most of the decrease stems from the sale of all the holdings of Stage One Venture Capital Fund (Israel), L.P.  in shares of Traffix Communication Systems Ltd., which were classified by the Group as an investment available for sale. As a result of the sale, finance income of NIS 74 million was recorded in the consolidated financial statements for the first quarter of 2012 (see Note 4.3 to the financial statements).

Net finance expenses in the Quarter amounted to NIS 55 million compared with NIS 86 million in the corresponding quarter, a decrease of 36.1%.

The decrease in net finance expenses stems mainly from the Domestic Fixed-Line Communications segment, as explained below.

Directors' Report on the state of the corporation's affairs for the period ended September 30, 2012

1.2.2	Segments of operation

A.	Below are revenue and operating profit for the Group's segments of operation.

	For the nine-month period ended				For the three-month period ended
	September 30				September 30
	2012		2011		2012		2011
	NIS millions	% of total income	NIS millions	% of total income	NIS millions	% of total income	NIS millions	% of total income
Revenue by segment of operation
Domestic Fixed-Line Communications	3,509	44.8%	3,534	40.5%	1,149	46.1%	1,186	40.7%
Cellular	3,441	43.9%	4,309	49.4%	1,049	42.1%	1,421	48.7%
International Communications, Internet and NEP Services	1,001	12.8%	1,012	11.6%	339	13.6%	351	12.0%
Multi-Channel TV	1,228	15.7%	1,215	13.9%	403	16.1%	405	13.9%
Others and setoffs*	(1,350)	(17.2)%	(1,347)	(15.4)%	(446)	(17.9)%	(446)	(15.3)%
Total Group revenue	7,829	100%	8,723	100%	2,494	100%	2,917	100%

	For the nine-month period ended				For the three-month period ended
	September 30				September 30
	2012		2011		2012		2011
	NIS millions	% of total income	NIS millions	% of total income	NIS millions	% of total income	NIS millions	% of total income
Operating profit by segment of operation
Domestic Fixed-Line Communications	1,395	39.8%	1,274	36.1%	419	36.5%	546	46.0%
Cellular	725	21.1%	1,098	25.5%	199	19.0%	342	24.1%
International communications, Internet and NEP Services	157	15.7%	182	18.0%	55	16.2%	61	17.4%
Multi-Channel TV	180	14.7%	190	15.6%	54	13.4%	63	15.6%
Others and setoffs*	(194)	-	(200)	-	(60)	-	(68)	-
Consolidated operating profit / % of Group's revenue	2,263	28.9%	2,544	29.2%	667	26.7%	944	32.4%

* Setoffs are mainly in respect of The Multi-Channel Television segment, which is an associated company.

Directors' Report on the state of the corporation's affairs for the period ended September 30, 2012

B.	Domestic Fixed-Line Communications segment

Revenue

Segment revenue in the period amounted to NIS 3,509 million compared to NIS 3,534 million in the corresponding period, a decrease of 0.7%.

Segment revenue in the Quarter amounted to NIS 1,149 million compared to NIS 1,186 million in the corresponding quarter, a decrease of 3.1%.

The decrease in the segment's revenue stems primarily from a decrease in revenues from telephony, mainly as a result of erosion of revenue per telephone line, and from a decrease in the number of subscribers. There is also a decrease in revenue from interconnect fees to the cellular networks (with a corresponding decrease in expenses as described below), and in revenue from transmission.

The decrease in revenue was moderated by an increase in high speed Internet use, primarily a result of an increase in the number of Internet subscribers and an increase in revenue per subscriber in the reporting period (figures for the Quarter remained stable), against a backdrop of surfing speed upgrades. There was also a rise in revenue from data communication.

Costs and expenses

Depreciation and amortization expenses in the period amounted to NIS 541 million compared to NIS 513 in the corresponding period, an increase of 5.5%.

Depreciation and amortization expenses in the Quarter amounted to NIS 185 million compared to NIS 180 million in the corresponding quarter, an increase of 2.8%.

The increase in depreciation and amortization expenses, which stems from investments in the NGN project, was moderated by the end of depreciation of other property, plant and equipment.

The salary expense in the period amounted to NIS 808 million compared to NIS 859 million in the corresponding period, a decrease of 5.9%.

The salary expense in the Quarter amounted to NIS 274 million compared to NIS 284 million in the corresponding quarter, a decrease of 3.5%.

The decrease in the salary expense stemmed mainly from a decrease in share-based payments and employee retirement, and was partly offset by wage creep and hiring new employees.

Operating and general expenses in the period amounted to NIS 778 million compared with NIS 806 million in the corresponding period, a decrease of 3.5%.

Operating and general expenses in the Quarter amounted to NIS 278 million compared with NIS 282 million in the corresponding quarter, a decrease of 1.4%.

The decrease in these expenses in the period stemmed mainly from a decrease in a liability to pay frequency fees in the first quarter of 2012 (see Note 13.1 to the financial statements). The decrease was moderated by an increase in terminal equipment and materials expenses.

There was also a decrease in expenses of interconnect fees to the cellular networks in the period and the Quarter, with a corresponding decrease in revenue from interconnect fees.

Directors' Report on the state of the corporation's affairs for the period ended September 30, 2012

Other operating income, net, in the period amounted to NIS 13 million compared to expenses of NIS 82 million in the corresponding period.

Other operating income, net, in the Quarter amounted to NIS 7 million compared to NIS 106 million in the corresponding quarter.

The transition from expenses to income in the reporting period stems from recording a provision of NIS 281.5 million in respect of early retirement severance in the first quarter of 2011. In contrast, in the second quarter of 2012 the Company recognized a loss of NIS 54 million resulting from its decision to terminate the CRM project (see Note 13.2 to the financial statements). In addition, in the reporting period and in the Quarter  capital gains from the sale of real estate decreased and there was a loss from forward transactions in respect of copper compared to a profit in the corresponding period and quarter.

Profitability

Operating profit in the segment in the reporting period amounted to NIS 1,395 million compared to NIS 1,274 million in the corresponding period, an increase of 9.5%.

Operating profit in the Quarter amounted to NIS 419 million compared to NIS 546 million in the corresponding quarter, a decrease of 23.3%.

The change in operating profit stems from the changes described above in the income and expense items.

Finance expenses, net

Net finance expenses in the period were stable compared to the corresponding period.

The increase in financing expenses in the reporting period, stemmed mainly from a rise in interest expenses in respect of debentures and bank credit at fixed and variable shekel interest received at the end of the first half and beginning of the second half of 2011. The increase in finance income stemmed mainly from finance income from loans provided to associates, recording finance income after a decrease in a liability to pay frequency fees in the first quarter of 2012 (see Note 13.1 to the financial statements), and finance income from shareholder loans to DBS.

Net finance expenses in the Quarter amounted to NIS 63 million compared to NIS 88 million in the corresponding quarter a decrease of 28.4%.

The decrease in net finance expenses in the quarter stemmed primarily from an increase in finance income from shareholder loans to DBS, a decrease in finance expenses in respect of revaluation of a liability to distribute a dividend that does not comply with the profit test, and finance income from loans provided to associates. The decrease was moderated mainly by a decrease in profits from financial assets held for trade.

C.	Cellular segment

Revenue

Segment revenue in the period amounted to NIS 3,441 million compared to NIS 4,309 million in the corresponding period, a decrease of 20.1%.

Revenue in the Quarter amounted to NIS 1,049 million compared to NIS 1,421 million in the corresponding quarter, a decrease of 26.2%.

Directors' Report on the state of the corporation's affairs for the period ended September 30, 2012

The decrease in revenue stems from a significant intensification in competition in the segment (see section 3.7.2 in the Update to Chapter A of the Periodic Report for 2011).

Segment revenues from services (including value added services) in the period amounted to NIS 2,507 million compared to NIS 2,788 million in the corresponding period, a decrease of 10.1%.

Segment revenues from services in the Quarter amounted to NIS 816 million compared to NIS 914 million in the corresponding quarter, a decrease of 10.7%.

The decrease in revenue from services stemmed from tariff erosion as a result of greater competition, which led to a decrease in revenue per subscriber (ARPU). The decrease on the Quarter was partly offset by revenue received since the beginning of 2012 from cellular operators that use the segment's network

Segment revenues from sales of terminal equipment in the period amounted to NIS 934 million compared to NIS 1,521 million in the corresponding period, a decrease of 38.6%.

The decrease in revenue from sales of terminal equipment was primarily due to a decrease in quantities sold, which was partly offset by a rise in the selling prices of the terminal equipment following a change in the mix of models sold.

Segment revenues from sales of terminal equipment in the Quarter amounted to NIS 233 million compared to NIS 507 million in the corresponding quarter, a decrease of 54%.

The decrease in revenues from the sale of terminal equipment stemmed mainly from a decline in the number of sales.

Costs and expenses

Depreciation and amortization expense in the period amounted to NIS 402 million compared to NIS 421 million in the corresponding period, a decrease of 4.5%.

Depreciation and amortization expense in the Quarter amounted to NIS 130 million compared to NIS 139 million in the corresponding quarter, a decrease of 6.5%.

The decrease in depreciation and amortization expenses stemmed mainly from termination of the capitalization of the costs of subscriber acquisition.

The salary expense in the period amounted to NIS 386 million compared to NIS 452 million in the corresponding period, a decrease of 14.6%.

The salary expense in the Quarter amounted to NIS 124 million compared to NIS 153 million in the corresponding quarter, a decrease of 19%.

The decrease in the salary expense stemmed mainly from a decrease in the number of positions.

Operating and general expenses in the reporting period amounted to NIS 1,928 million compared to NIS 2,338 million in the corresponding period, a decrease of 17.5%.

Operating and general expenses in the Quarter amounted to NIS 596 million compared to NIS 787 million in the corresponding quarter, a decrease of 24.3%.

The decrease stemmed primarily from a decrease in the cost of selling terminal equipment, due mainly to a decrease in the number of handsets sold, which was partly offset by a rise in the prices of the handsets.

Directors' Report on the state of the corporation's affairs for the period ended September 30, 2012

Profitability

Operating profit in the period amounted to NIS 725 million compared to NIS 1,098 million in the corresponding period, a decrease of 34%.

Operating profit in the Quarter amounted to NIS 199 million compared to NIS 342 million in the corresponding quarter, a decrease of 41.8%.

The decrease in operating profit stemmed mainly from erosion of revenue from services and from a decline in the volume of sales of terminal equipment, as noted above.

Finance income, net

Net finance income in the period amounted to NIS 32 million compared to net finance expenses of NIS 23 million in the corresponding period, an increase of 39.1%.

The increase in net finance income stemmed primarily from finance income resulting from an increase in the credit embodied in the sale of terminal equipment in installments in the past three years, which was partly offset by higher expenses in respect of loans from the parent company and by exchange rate differences.

Net finance income in the Quarter amounted to NIS 10 million compared to NIS 4 million in the corresponding quarter.

The increase in net finance income stemmed primarily from finance income resulting from an increase in the credit embodied in the sale of terminal equipment in installments, and exchange rate differences following a fall in the dollar exchange rate in the Quarter compared to a rise in the corresponding quarter last year, which was partly offset by higher expenses in respect of loans from the parent company.

D.	International communications, internet and NEP services

Revenue

Revenue in the segment in the reporting period amounted to NIS 1,001 million compared to NIS 1,012 million in the corresponding period, a decrease of 1.1%.

Revenue in the Quarter amounted to NIS 339 million compared to NIS 351 million in the corresponding quarter, a decrease of 3.4%.

The decrease in revenue from outgoing and incoming calls which stems from a decline in the overall volume of traffic in the market and from a decrease in revenue from call transfer operations communications carriers around the world, was moderated by an increase in Internet revenue as a result of an increase in the number of customers, and by growth in the reporting period in communications solutions for business (ICT).

Costs and expenses

Depreciation and amortization expenses in the reporting period amounted to NIS 103 million, compared to NIS 79 million in the corresponding period, an increase of 30.4%.

Depreciation and amortization expenses in the Quarter amounted to NIS 34 million, compared to NIS 28 million in the corresponding period, an increase of 21.4%.

Most of the increase stems from the first-time depreciation of the sea-bed cable at the beginning of 2012.

Directors' Report on the state of the corporation's affairs for the period ended September 30, 2012

The salary expense in the reporting period amounted to NIS 207 million compared to NIS 195 million in the corresponding period, an increase of 6.2%.

The salary expense in the Quarter amounted to NIS 70 million compared to NIS 65 million in the corresponding quarter, an increase of 7.7%.

The increase in the salary expense stems primarily from an increase in the number of employees providing outsourcing services in the ICT operation, and in respect of termination of the capitalization of subscriber acquisition costs.

Operating and general expenses in the reporting period amounted to NIS 532 million, compared to NIS 566 million in the corresponding period, a decrease of 4.3%.

Operating and general expenses in the Quarter amounted to NIS 179 million, compared to NIS 197 million in the corresponding quarter, a decrease of 9.1%.

The decrease in these expenses stems from a corresponding erosion of revenue, primarily costs in respect of incoming and outgoing calls, and a decrease in international cable maintenance expenses resulting from use of the sea-bed cable.

Profitability

Operating profit in the segment in the reporting period amounted to NIS 157 million compared to NIS 182 million in the corresponding period, a decrease of 13.7%.

Operating profit in the segment in the Quarter amounted to NIS 55 million compared to NIS 61 million in the corresponding quarter, a decrease of 9.8%.

The decrease in operating profit stems from the changes described above in the income and expenses items.

E.	Multi-channel television (stated by the equity method)

Revenue

Revenue in the segment in the reporting period amounted to NIS 1,228 million compared to NIS 1,215 million in the corresponding period, an increase of 1.1%.

Most of the increase stems from a rise in revenue from the use of advanced converters, an increase in revenue from premium channels, and one-time sales of content in the first quarter of 2012.

Income in the segment in the Quarter amounted to NIS 403 million compared to NIS 405 million in the corresponding period, a decrease of 0.5%.

Costs and expenses

Cost of sales in the reporting period amounted to NIS 801 million compared to NIS 809 million in the corresponding period, a decrease of 1%.

Most of the decrease stems from a decrease in depreciation expenses, which was moderated by an increase in content expenses and expenses for consumption of space segments.

Cost of sales in the Quarter amounted to NIS 273 million compared to NIS 268 million in the corresponding period, an increase of 1.9%.

Sales, marketing and administrative and general expenses in the reporting period amounted to NIS 247 million compared to NIS 216 million in the corresponding period, an increase of 14.4%.

Directors' Report on the state of the corporation's affairs for the period ended September 30, 2012

Sales, marketing and administrative and general expenses in the Quarter amounted to NIS 76 million compared to NIS 74 million in the corresponding period, an increase of 2.7%.

The increase stemmed from termination of capitalization of subscriber acquisition costs and from a rise in advertising and depreciation expenses.

Profitability

Operating profit in the reporting period amounted to NIS 180 million compared to 190 million in the corresponding period, a decrease of 5.3%.

Operating profit in the Quarter amounted to NIS 54 million compared to 63 million in the corresponding period, a decrease of 14.3%.

The decrease in operating profit stems from the changes described above in the income and expense items.

1.2.3	Income tax

The Group's tax expenses in the reporting period amounted to NIS 597 million, which is 27.5% of the profit after finance expenses net, compared to NIS 633 million and 26.6% of the profit after finance expenses net in the corresponding period.

The Group's tax expenses in the Quarter amounted to NIS 178 million, which is 29.1% of the profit after finance expenses net, compared to NIS 243 million and 28.3% of the profit after finance expenses net in the corresponding quarter.

The rise in the percentage of tax after finance expenses net stems mainly from a rise in the corporate tax rate (from 24% in 2011 to 25% in 2012).

1.3	Equity

Equity attributed to the owners of the Company at September 30, 2012 amounted to NIS 1.95 billion, which is approximately 12% of the total balance sheet, compared to NIS 2.05 billion and 11.1% of the total balance sheet on September 30, 2011.

The increase in equity, which stemmed mainly from the Group's profits, was offset completely by the distribution of a dividend of NIS 2.07 billion during the period, in respect of the profits of the second half of 2011 and the first half of 2012. (See Notes 6.4 and 6.5 to the financial statements).

1.4	Cash flow

Consolidated cash flow from operating activities in the reporting period amounted to NIS 3,012 million, compared to NIS 2,327 million in the corresponding period, an increase of NIS 685 million.

Consolidated cash flow from operating activities in the Quarter amounted to NIS 1,024 million, compared to NIS 882 million in the corresponding quarter, an increase of NIS 142 million.

Most of the increase in the reporting period stems from the Cellular segment, due to a decrease in working capital offset by a decrease in net profit. The decrease in working capital in the Cellular segment stemmed mainly from a decline in the volume of sales of terminal equipment in installments, which led to a decrease in the customer balance, and as a result of the deduction of transactions in installments paid by credit card (see Note 10.2 to the financial statements). The increase was moderated by a decrease in cash flow from operating activities in the Domestic Fixed-Line Communications segment, mainly due to changes in the working capital and income tax payments.

Cash flow from operating activities is one of the sources for financing the Group's investments. In the reporting period these included NIS 1,009 million in the development of communications infrastructure and NIS 200 million in intangible assets and deferred expenses, compared to NIS 1,190 million and NIS 244 million respectively in the corresponding period. In addition, NIS 126 million net was invested in financial assets held for trade compared to NIS 2,004 million in the corresponding period.

Directors' Report on the state of the corporation's affairs for the period ended September 30, 2012

Furthermore, the Group received NIS 96 million in proceeds from realization of investments and non-current loans, which include the sale of assets available for sale (see Note 4.3 to the financial statements).

In the reporting period, the Group repaid debts and paid interest amounting to NIS 1,010 million, of which NIS 452 million of debentures, NIS 241 million of loans and NIS 317 million of interest payments, compared to debt repayment and interest payments of NIS 1,690 million in the corresponding period. Conversely, no debt was raised in the reporting period, while NIS 5.29 billion of debt was raised in the Domestic Fixed-Line Communications segment in the corresponding quarter.

In addition, in respect of an increase in the percentage of its holding in a subsidiary, the Group paid NIS 77 million in the reporting period.

Also in the reporting period, a dividend of NIS 1.57 billion was paid, compared to a dividend of NIS 1.66 million in the corresponding period (see Note 6.4 to the financial statements).

Average of long-term liabilities (including current maturities) to financial institutions and debenture holders in the reporting period amounted to NIS 9,278 million.

Average supplier credit in the reporting period was NIS 864 million, and average short-term customer credit was NIS 3,087 million. The average long-term customer credit was NIS 1,312 million.

The Group's working capital surplus at September 30, 2012 amounted to NIS 212 million, compared with a working capital surplus of NIS 1,336 million on September 30, 2011.

At September 30, 2012, the Company (according to its separate financial statements) has a working capital deficit of NIS 1,080 million, compared with a working capital surplus of NIS 140 million on September 30, 2011. The Company's working capital deficit stems primarily from a decrease in balances of cash and cash equivalents and in current investments in current financial assets, which at September 30, 2012 included proceeds in respect of an issue of debentures in the corresponding quarter. The deficit was moderated by a decrease in the Company's current liabilities.

The Board of Directors of the Company reviewed the existing and expected cash sources and needs in the foreseeable future, as well as the investment needs of the Company. It also examined the sources of finance and the potential amounts available to the Company. Based on its review of all these factors, the Board of Directors concluded that despite the deficit in the Company's working capital (according to the separate financial statements), the Company does not have a liquidity problem. It has the ability to meet existing and foreseeable future cash needs, by generating cash from operations, by receiving dividends from subsidiaries, and by raising debt, should it choose to do so, from banking and non-bank sources.2

The above information includes forward looking information based on he Company's assessments as to liquidity. The actual data might differ significantly from those assessments if a change occurs in any of the factors taken into account in making them.

2.	Market Risks – Exposure and Management

2.1	Following its adoption and application of a policy for the management of exposure to financial risks on June 26, 2008 (see Part 4 of the Directors' Report for 2011) –

2.1.1	On October 18, 2012 the Board of Directors of the Company made the following revisions to the hedging policy for the CPI risk:

2.1.1.1
Transactions will be discretionary and will be made according to the limitations of market trading, will be reviewed in relation to the inflationary expectations embodies in the debentures market and the inflation forecast expectations, as well as in relation to the inflation target band of the Bank of Israel.

2	For this reason, there are no warning signs in the Company as provided in Article 10(b)(14) of the Securities Regulations (Periodic and immediate reports) for attaching a project cash flow report.

Directors' Report on the state of the corporation's affairs for the period ended September 30, 2012

2.1.1.2	The hedging transactions will be coordinated with the amortization schedule of the CPI-linked financial debt.

2.1.1.3	The Company will ensure that the hedging transactions meet the requisite terns enabling the application of hedging accounting for them.

2.1.1.4
If the CPI exposure exceeds NIS 500 million, the hedge percentage should be no less than 40% and not more than 100% of the exposure in respect of CPI-linked financial debt; if that exposure is less than NIS 500 million, the hedge should be no more than 50% of the exposure stemming from CPI-linked financial debt.

2.1.2	Copper prices – At September 30, 2012, the Company has open trades for forward sales of 4,686 tons. The total fair value at that date was a negative NIS 2.9 million.

2.2
The sensitivity analyses for the fair value and the effect of the change in market prices on the fair value of the balances in and off the balance sheet, for which there is strong engagement at September 30, 2012, do not differ materially from the report at December 31, 2011.

2.3	The linkage base report at September 30, 2012 does not differ materially from the report of December 31, 2011.

3.	Aspects of Corporate Governance

3.1	Disclosure on the proceeding for approval of the financial statements

3.1.1	The committee

The Company's Financial Statements Review Committee is a separate committee that does not serve also as the Audit Committee.

3.1.2	The members of the committee

The committee has three members: Itzchak Idelman, Chairman (external director), Mordechai Keret (external director), and Dr. Yehoshua Rosenzweig (independent director). All three have accounting and financial expertise. All the members of the committee provided a statement prior to their appointment. For additional details about the directors who comprise the committee, see Chapter D of the Company's 2011 Periodic Report.

3.1.3	Procedure for approval of the financial statements

A.	The Financial Statements Review Committee discussed the financial statements and formulated its recommendations to the Board of Directors at its meetings on October 28, 2012 and November 4, 2012.

B.	All the members of the committee participated in the above meetings.

C.
Other than the members of the committee, the meetings on October 28, 2012 and November 4, 2012 were attended by the Chairman of the Board – Mr. Shaul Elovitz, the CEO of the Company – Mr. Avi Gabbay, the CFO and Deputy CEO – Mr. Alan Gelman, the VP Economics and Budget – Mr. Dudu Mizrachi, the Company's comptroller – Mr. Danny Oz, the Company Secretary – Ms Linor Yochelman, the internal auditor – Mr. Lior Segal, the General Counsel – Mr. Amir Nachlieli, Mr. Rami Nomkin – director, the external auditors, and other office-holders in the Company.

Directors' Report on the state of the corporation's affairs for the period ended September 30, 2012

D.
Among other things, the committee reviewed the assessments and estimates made in connection with the financial statements, internal controls relating to financial reporting, the integrity and propriety of the disclosure in the financial statements, and the accounting policy adopted in the material affairs of the corporation.

E.	The recommendations of the committee were forwarded to the Board of Directors of the Company in writing, on November 4, 2012.

F.	The Board of Directors discussed the recommendations of the Financial Statements Review Committee and the financial statements themselves, on November 7, 2012.

G.
The Board of Directors believes that the recommendations of the Financial Statements Review Committee were submitted a reasonable time (two business days) before the Board of Directors meeting, even taking into account the scope and complexity of the recommendations.

H.
The Board of Directors of the Company accepted the recommendations of the Financial Statements Review Committee and resolved to approve the financial statements of the Company for the third quarter of 2012.

3.2	Application of the provisions of the Sarbanes-Oxley Act of 2002 (SOX)

Commencing 2011, the Company ceased to apply the provisions of the Securities (Periodic and immediate reports) (Amendment) Regulations, 2009, in the matter of internal control; instead, it applies the provisions of the Sarbanes-Oxley Act of 2002 (SOX), as a significant subsidiary of a foreign private issuer.

4.	Disclosure concerning the Financial Reporting of the Corporation

4.1	Critical accounting estimates

Preparation of the financial statements in accordance with IFRS requires management to make assessments and estimates that affect the reported values of assets, liabilities, income and expenses, as well as disclosure in connection with contingent assets and liabilities. Management bases these assessments and estimates on past experience and on valuations, expert opinions and other factors which it believes are relevant in the circumstances. Actual results might differ from these assessments on different assumptions or in different conditions. The financial statements provide information about primary topics of uncertainty in critical estimates and judgments in the application of the accounting policy. We believe these assessments and estimates to be critical since any change in them and in the assumptions could potentially and materially affect the financial statements.

We believe these assessments and estimates to be critical since any change in them and in the assumptions could potentially and materially affect the financial statements.

4.2
Given the significance of the claims filed against the Group, which cannot yet be assessed or in respect of which the exposure cannot yet be calculated, the auditors drew attention to them in their opinion on the financial statements

4.3	Material events after the date of the financial statements

On October 2012, the Company raised bank debt of NIS 500 million with an average date to maturity of 4,3 years, at fixed shekel interest (see Note 13.5 to the financial statements).

Directors' Report on the state of the corporation's affairs for the period ended September 30, 2012

5.	Details of Series of Liability Certificates

5.1	Debentures Series 5

5.1.1
On March 21, 2012, Hermetic Trust (1975) Ltd. ("Hermetic") was approved as trustee for the Debentures (Series 5) of the Company, replacing Mizrachi Tefahot Trust Co. Ltd., and accordingly, Hermetic commenced service as trustee for those debentures.

Details of the trustee:
Trust company – Hermetic Trust (1975) Ltd.
Contact person in the trust company – Dan Avnon, CEO
E-mail – avnon@hermetic.co.il
Telephone – 03-5274867
Address – Hermetic House, 113 Hayarkon Street, Tel Aviv

5.1.2	On June 1, 2012, NIS 397,827,833 par value was repaid.

The stock exchange fair value of Debentures Series 5 at September 30, 2012, is NIS 2,178,505,215.

5.2	Other than the foregoing, the details relevant to the series of liability certificates at September 30, 2012 do not differ materially from the report of December 31, 2011.

5.3
On July 4, 2012, the Company received notification from Standard & Poor's Maalot, which rates the Company (AA+/Negative Outlook) and its debentures (AA+), ratifying and leaving unchanged the above ratings.

On July 19, 2012, the Company received notification from Midroog Ltd., which rates the Company's Debentures (Series 5, 6, 7, 8), that the rating of the Company's debentures (series 5, 6, 7, 8) was being lowered from Aa1/Negative Outlook to Aa2/Stable Outlook.

The rating reports are attached to this report.

6.	Miscellaneous

For information about the liabilities of the reporting corporation and the consolidated and proportionately consolidated companies in its financial statements at September 30, 2012, see the reporting form uploaded by the Company to Magna on November 7, 2012.

We thank the managers, employees and shareholders of the Group’s companies.

Shaul Elovitz Chairman of the Board	Avraham Gabbay CEO

Date of signature: November 7, 2012